Exhibit 4.1

AMENDMENT TO STOCK PURCHASE WARRANT

This Amendment to Stock Purchase Warrant (this “Amendment”) is made and entered into as of January 4, 2011, by and between Hudson Holding Corporation, a Delaware corporation (the “Company”), and Seaport Hudson LLC, a Delaware limited liability company (the “Investor”). Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Warrant Agreement (as defined below).

WHEREAS, Investor was issued, and currently holds, Warrant No. 001 dated June 20, 2008 to purchase 4,000,000 shares of the common stock, par value $0.001 per share, of the Company (the “Warrant Agreement”);

WHEREAS, the Company is considering a proposal from Rodman & Renshaw Capital Group, Inc., a Delaware corporation (the “Parent”), for the acquisition of the Company, pursuant to which the Company would merge with and into a subsidiary of Parent, with the subsidiary of Parent surviving the transaction (the “Merger”);

WHEREAS, in furtherance thereof, the Investor and the Company are concurrently with the execution hereof entering into an Agreement to Terminate Registration Rights Agreement (the “Termination Agreement”), pursuant to which the Investor and the Company will agree to terminate the registration rights granted to the Investor with respect to the Warrant Shares under that certain Registration Rights Agreement, dated as of June 20, 2008 (the “Registration Rights Agreement”); and

WHEREAS, in connection with execution of the Termination Agreement, the Investor and the Company desire, pursuant to Section 19(f) of the Warrant Agreement, to amend the Warrant Agreement as set forth herein.

NOW THEREFORE, in consideration of the premises and the mutual covenants set forth herein and for other good and valuable consideration, the receipt and sufficiency of which is hereby mutually acknowledged, the Company and the Investor hereby agree as follows:

1.	Amendments. Effective upon the Effective Time (as defined in the Agreement and Plan of Merger to be entered concerning the Merger), the Investor and the Company hereby amend the Warrant Agreement as follows:

a.	The first sentence of part (a) of Section 3 (Exercise of Warrant) is hereby deleted in its entirety and replaced by the following:

“(a) Except as provided in Section 4 herein, exercise of the purchase rights represented by this Warrant may be made at any time or times on or after the Initial Exercise Date and on or before the Termination Date by: (i) the surrender of this Warrant and the Notice of Exercise Form annexed hereto duly executed, at the office of the Company (or such other office or agency of the Company as it may designate by notice in writing to the registered Holder at the address of such Holder appearing on the books of the Company) and upon payment of the Exercise Price of the shares thereby purchased by wire transfer or cashier’s check drawn on a United States bank or (ii) cashless exercise as provided by Section 18 herein.”

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b.	The last sentence of part (c) of Section 3 (Exercise of Warrant) is hereby deleted in its entirety and replaced by the following:

“Notwithstanding anything to the contrary set forth in this Warrant, the Company may not deliver a Call Notice or require the cancellation of this Warrant (and any Call Notice will be void), unless, at the time of sending such Call Notice, the Common Stock shall be listed or quoted for trading on the Trading Market.”

c.	Section 17 of the Warrant Amendment (Registration Rights) is hereby deleted in its entirety and is of no further force or effect.

d.	The first paragraph of Section 18 of the Warrant Amendment (Cashless Exercise) is hereby deleted in its entirety and replaced by the following:

“18. Cashless Exercise. During the period from and after the six-month anniversary of the Closing Date and until the Termination Date, if the Warrant Shares may not be freely sold to the public for any reason, the Warrantholder may elect to receive, without the payment by the Warrantholder of the aggregate Exercise Price in respect of the shares of Common Stock to be acquired, shares of Common Stock of equal value to the value of this Warrant, or any specified portion hereof, by the surrender of this Warrant (or such portion of this Warrant being so exercised) together with a Net Issue Election Notice, in the form annexed hereto, duly executed, to the Company. Thereupon, the Company shall issue to the Warrantholder such number of fully paid, validly issued and nonassessable shares of Common Stock as is computed using the following formula:”

2.	Ratification. Except as expressly amended by this Amendment, the terms and conditions of Warrant Agreement are hereby confirmed and shall remain in full force and effect without impairment or modification.

3.	Conflict. In the event of any conflict between any Warrant Agreement and this Amendment, the terms of this Amendment shall govern.

4.	Binding Effect. The parties acknowledge and agree that this Amendment complies with all of the applicable terms and conditions set forth in Section 19(f) of the Warrant Agreement that are necessary to effect an amendment to the Warrant Agreement and therefore, upon the execution and delivery hereof by the parties, this Amendment shall have such binding effect.

5.	Ownership; Power and Authority. The Investor represents and warrants that it is the sole beneficial and record owner of the Warrant Agreement and that there is no other holder of the Warrant Agreement or any interest therein and that it has the full power and authority to enter into this Amendment.

6.	Governing Law. This Amendment shall be governed and construed under the laws of the State of New York, without reference to its choice of law or conflict of law rules.

7.	Counterparts. This Amendment may be executed simultaneously in any number of counterparts, each of which shall be deemed an original, but all of such counterparts shall together constitute one and the same instrument.

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IN WITNESS WHEREOF, the parties have caused this Amendment to be duly executed and delivered as of the date first written above.

SEAPORT HUDSON LLC

By:	/s/ Jonathan Silverman
	Name:	Jonathan Silverman
	Title:	General Counsel

HUDSON HOLDING CORPORATION

By:	/s/ Tony Sanfilippo
	Name:	Tony Sanfilippo
	Title:	Chief Executive Officer

Signature Page to Amendment to Stock Purchase Warrant